File No. 812-14124

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO THE APPLICATION OF KKR SERIES TRUST AND PRISMA CAPITAL PARTNERS LP FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FROM:  (1) CERTAIN PROVISIONS OF SECTION 15(A) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER; AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

June 25, 2013

Written or oral communications regarding this Application should be addressed to:

Nicole J. Macarchuk, Esq.

KKR Asset Management LLC

555 California Street

50th Floor

San Francisco, California 94104

Copies to:

Richard Horowitz, Esq.

Kenneth E. Young, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

This Application (including Exhibits) consists of 37 pages.

The Exhibit Index is on pages 31-32.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

IN THE MATTER OF KKR Series Trust and Prisma Capital Partners LP

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(C) OF THE 1940 ACT FROM: (1) CERTAIN PROVISIONS OF SECTION 15(A) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER; AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

File No. 812-14124

I.                                        INTRODUCTION

KKR Series Trust (the “Trust”), a registered open-end investment company that may offer one or more series of shares (each a “Series” and collectively, the “Series”) and Prisma Capital Partners LP (“Prisma”), the investment adviser to KKR Alternative Strategies Fund, a series of the Trust (the “Multi-Manager Fund”),  and any investment adviser controlling, controlled by or under common control with Prisma or its successors1 (each, an “Adviser” and collectively, the “Advisers,” and collectively with the Trust, the “Applicants”) hereby file this application (the “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisers, subject to the approval of the board of trustees of the Trust (the “Board”)2, including a majority of the trustees who are not “interested persons” of the Series or the Advisers as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to, without obtaining shareholder approval: (1) select certain wholly-owned and non-affiliated investment sub-advisers (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”) to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisers (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (2) materially amend Sub-Advisory Agreements with the Sub-Advisers.  As used herein, a Sub-Adviser for a Series may be: (i) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Adviser for that Series; (ii) a sister company of the Adviser for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (i) and (ii), a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly Owned Sub-Advisers”); or (iii) not an “affiliated person” (as such term is

(1)                                 For purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

(2)                                 The term “Board” also includes the board of trustees or directors of any future Sub-Advised Series (as defined herein).

defined in Section 2(a)(3) of the 1940 Act) of the Series, the Trust, or an Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a Sub-Adviser to a Series (each, a “Non-Affiliated Sub-Adviser” and collectively, the “Non-Affiliated Sub-Advisers”).3

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (3) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that: (i) is advised by an Adviser; (ii) uses the manager of managers structure described in this Application (“Multi-Manager Structure”); and (iii) complies with the terms and conditions set forth herein (any such series, a “Sub-Advised Series”).4  If the name of any Series contains the name of a Sub-Adviser, that name will be preceded by the name of the Adviser.  The Trust is the only registered open-end investment company that currently intends to rely on the requested order.  The Multi-Manager Fund

(3)                                 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means:  (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

(4)                                 The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Trust, a Sub-Advised Series, or an Adviser, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Series (“Affiliated Sub-Adviser”).

is the only Series that currently intends to be a Sub-Advised Series. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption primarily to enable each Adviser and the Board to obtain for each Sub-Advised Series managed by the Adviser the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Sub-Advised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements.  Under this structure, each Adviser, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

If the relief sought is granted, an Adviser to a Sub-Advised Series, with the approval of the Board, including a majority of the members of the Board who are Independent Trustees, would, on behalf of the Sub-Advised Series, without obtaining shareholder approval, be permitted to: (1) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing Sub-Adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers; and (2) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers.  Shareholder approval will continue to be required for any other sub-adviser changes (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser (all such changes referred to herein as “Ineligible Affiliated Sub-Adviser Changes”).

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the Sub-Advised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.                                   THE TRUST

KKR Series Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act.  The Board of the Trust consists of a majority of Independent Trustees.

The Trust may offer shares of one or more Series with its own distinct investment objectives, policies, and restrictions.  The Trust currently consists of one Series and the Trust plans to establish the Multi-Manager Fund as a second Series.  The existing Series of the Trust offers and future Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.  Shares of each Series are offered pursuant to a registration statement filed on Form N-1A.  The Trust and the Series are not required to hold annual shareholder meetings. Applicants expect that future Sub-Advised Series will not be required to hold annual stockholder meetings.

III.                              PRISMA

A.                                    General Background

Prisma, with headquarters at One Penn Plaza, Suite 3515, New York, New York, 10119, is a Delaware limited partnership and is a division of leading global investment firm KKR & Co. L.P.  Prisma intends to serve as the investment adviser to the Multi-Manager Fund, pursuant to an investment advisory agreement with the Trust (the “Investment Management Agreement”).5  Prisma is

(5)                                 Each future investment advisory agreement between an Adviser and a Sub-Advised Series (including between an Adviser and a trust of which the Sub-Advised Series is a series) is also included in the term “Investment Management Agreement.”

registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

B.                                    Advisory and Administrative Services and Compensation

The Investment Management Agreement was approved by the Board, including a majority of the Independent Trustees, and by the initial shareholder of the Multi-Manager Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  The terms of the Investment Management Agreement comply with Section 15(a) of the 1940 Act.6  Applicants will not seek an exemption from the 1940 Act with respect to the Investment Management Agreement.

Pursuant to the terms of the Investment Management Agreement, Prisma, subject to the supervision of the Board, will provide continuous oversight of the investment management of the assets of the Multi-Manager Fund.  Consistent with the contemplated Multi-Manager Structure, Prisma may, subject to the approval of the Board, including a majority of the Independent Trustees, delegate portfolio management responsibilities of all or a portion of the assets of the Multi-Manager Fund to one or more Sub-Advisers.  As the investment adviser to the Multi-Manager Fund, Prisma will determine which Sub-Advisers to include and what portion of the Multi-Manager Fund’s assets should be allocated to each Sub-Adviser.  In accordance with the Investment Management Agreement, Prisma will supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws.

(6)                                 Each investment advisory agreement that an Adviser enters into in the future will comply with Section 15(a) of the 1940 Act and will be similarly approved.

Prisma will continue to have overall responsibility for the management of the Multi-Manager Fund, and Prisma’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of the Multi-Manager Fund’s assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time.  If Prisma determines to delegate portfolio management responsibilities to one or more Sub-Advisers, Prisma will evaluate, select and recommend Sub-Advisers to manage the assets (or portion thereof) of the Multi-Manager Fund, and will oversee, monitor and review the Sub-Advisers and their performance and their compliance with the Multi-Manager Fund’s investment policies and restrictions.  Prisma will periodically review the Multi-Manager Fund’s investment policies and strategies and, based on the need of the Multi-Manager Fund, may recommend changes to its investment policies and strategies for consideration by the Board.

For its services to the Multi-Manager Fund under the Investment Management Agreement, Prisma will receive an investment management fee from the Multi-Manager Fund based on the average daily net assets of the Multi-Manager Fund.  The Multi-Manager Fund will be responsible for its ordinary operating expenses, although it may be subject to an expense limitation arrangement with Prisma, and, in any event, the fees payable to Sub-Advisers will be paid by Prisma out of the investment management fee Prisma receives from the Multi-Manager Fund.

A Sub-Adviser will receive a sub-advisory fee based on the portion of the average daily net assets of the Multi-Manager Fund for which the Sub-Adviser is engaged by Prisma to provide investment advisory services.  The fee paid to a Sub-Adviser will be the result of negotiations between Prisma and the Sub-Adviser and will be approved by the Board, including a majority of the Independent Trustees.

IV.                               THE SUB-ADVISERS

Pursuant to the authority under the Investment Management Agreement, Prisma will be permitted to enter into Sub-Advisory Agreements on behalf of the Multi-Manager Fund.

The Sub-Advisers to the Multi-Manager Fund, and to any future Sub-Advised Series, will be “investment advisers” within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Multi-Manager Fund, and to any future Sub-Advised Series, subject to, without limitation, the requirements of Section 15(c) of the 1940 Act.  In addition, the Sub-

Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration.

Prisma will select Sub-Advisers based on, among other things, Prisma’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and will recommend their hiring to the Board.  Prisma may employ multiple Sub-Advisers for the Multi-Manager Fund.  In those instances, Prisma would allocate and, as appropriate, reallocate the Multi-Manager Fund’s assets among the Sub-Advisers and the Sub-Advisers would have management oversight of that portion of the Multi-Manager Fund allocated to each of them.

Prisma will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and make recommendations to the Board as needed.  Prisma will also negotiate and may renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and make recommendations to the Board as needed.

The Sub-Advisers, subject to the supervision of Prisma and oversight of the Board, will determine the securities and other instruments to be purchased, sold or entered into by the Multi-Manager Fund’s portfolio or a portion thereof, and will place orders with brokers or dealers that they select.  The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the Multi-Manager Fund, and will assist Prisma in maintaining the Multi-Manager Fund’s compliance with the relevant requirements of the 1940 Act.  The Sub-Advisers will monitor the Multi-Manager Fund’s investments and provide periodic reports to the Board and Prisma.  The Sub-Advisers will also make their officers and employees available to Prisma and the Board to review the investment performance and investment policies of the Multi-Manager Fund.

The Sub-Advisory Agreements will be approved by the Board, including a majority of the Independent Trustees, and the initial shareholder of the Multi-Manager Fund, in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.

The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement will precisely describe the compensation that the Sub-Adviser will receive for providing services to the Multi-Manager Fund, and will provide that: (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and manner required by Section 15(c) of the 1940 Act; (2) it may be terminated at any time, without the payment of any penalty, by Prisma on 60 days’ written notice to the Sub-Adviser and may be terminated at any time, without the payment of any penalty, by the Board or by the shareholders of the Multi-Manager Fund on 60 days’ written notice to the Sub-Adviser; and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.  To the extent required by law, the Applicants will continue the shareholder approval process for the Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.  The Sub-Advisory Agreements set forth the duties of the Sub-Advisers and precisely describe the compensation paid by Prisma to the Sub-Advisers.

The terms of the Sub-Advisory Agreements will also be reviewed and considered for renewal on an annual basis by the Board, including a majority of the Independent Trustees, in accordance with Section 15(c) of the 1940 Act.  Each year, the Board will dedicate substantial time to review contract matters, including matters relating to the Investment Management Agreement and the Sub-Advisory Agreements.  Over the course of several months, the Board will review comprehensive materials received from Prisma, independent third parties and independent counsel.  The Applicants expect the Board to continue this annual review and renewal process for the Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by Prisma and the Sub-Advisers when it is asked to approve or renew the Sub-Advisory Agreements.  The Multi-Manager Fund will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the

Multi-Manager Fund’s annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A.  The information provided to the Board will be maintained as part of the records of the Multi-Manager Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, Prisma will agree to pay a relevant Sub-Adviser a fee based on the portion of the average daily net assets of the Multi-Manager Fund for which the Sub-Adviser is engaged by Prisma to provide investment advisory services.  Each Sub-Adviser will bear its own expenses of providing investment management services to the Multi-Manager Fund.  The Multi-Manager Fund is not responsible for paying sub-advisory fees to any Sub-Adviser.  Prisma will compensate each Sub-Adviser out of the fee paid to Prisma under the Investment Management Agreement.

V.                                    REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the requested relief described in this Application meets this standard.

VI.                               LEGAL ANALYSIS AND DISCUSSION

A.                                    Shareholder Vote

1.                                      Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”  Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company.  Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as an Investment Management Agreement.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Sub-Advised Series to approve a Sub-Advisory Agreement whenever an Adviser proposes that the Board hire a new Sub-Adviser to manage the assets of a Sub-Advised Series.  These provisions would also require shareholder approval by a majority vote for any material amendment to a Sub-Advisory Agreement.

Each Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.7  In addition, a Sub-Advisory Agreement is required to terminate automatically and immediately upon its “assignment,” which could occur upon a change in control of the Sub-Adviser.8

(7)                                 See Section 15(a)(3) of the 1940 Act.

(8)                                 See Section 15(a)(4) of the 1940 Act.  Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company.  The Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Wholly-Owned Sub-Advisers.

Each Wholly-Owned Sub-Adviser is expected to run its own day-to-day operations and each will have its own investment personnel.  Therefore, in certain instances appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

2.                                      Requested Relief

Applicants seek relief to: (1) select Sub-Advisers to manage all or a portion of the assets of a Sub-Advised Series and enter into Sub-Advisory Agreements; and (2) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because: (1) the Adviser will operate a Sub-Advised Series in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Sub-Advised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

i.                                         Operations of the Trust

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.9  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.10  The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make day-to-day investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval, and has sole discretion to set the compensation it pays to the portfolio managers.  Alternatively, for multi-manager funds, the investment adviser is not normally responsible for day-to-day investment decisions and instead, the investment adviser selects, supervises and evaluates sub-advisers who ultimately are responsible for day-to-day investment decisions.

Primary responsibility for management of a Sub-Advised Series’ assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser to that Sub-Advised Series, subject to the oversight of the Board.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Sub-Advised Series, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select capable Sub-Advisers.  The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers.  The Adviser will not normally make day-to-day investment decisions for a Sub-Advised Series.11

From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional

(9)                                 See Section 1(b)(6) of the 1940 Act.

(10)                          Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

(11)                          Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Sub-Advised Series.

investment company.  The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Sub-Advised Series’ investment objective(s) and policies and have no broad supervisory, management or administrative responsibilities with respect to a Sub-Advised Series.  Shareholders expect the Adviser, subject to review and approval of the Board, to select Sub-Advisers who the Adviser believes can achieve the Sub-Advised Series’ investment objectives.  Shareholders also rely on the Adviser for the overall management of a Sub-Advised Series and the Sub-Advised Series’ total investment performance.

In evaluating the services that a Sub-Adviser will provide to a Sub-Advised Series, an Adviser considers certain information, including, but not limited to, the following:

1.              the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy, strategies, and technique and the Sub-Adviser’s methods to ensure compliance with the investment objective(s), policies and restrictions of the Sub-Advised Series;

2.              a description of the various personnel furnishing such services;

3.              reports setting forth the financial condition and stability of the Sub-Adviser; and

4.              reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically:  (1) review the information provided by the Sub-Adviser in response to questions from counsel to the Independent Trustees; (2) conduct a due diligence review of the Sub-Adviser; and (3) together with the Board and/or a committee of the Board, meet with the proposed Sub-Adviser.

In addition, the Adviser and the Board consider the reasonableness of the Sub-Adviser’s compensation with respect to each Sub-Advised Series for which a Sub-Adviser will provide portfolio management services.  Although only the Adviser’s fee is payable directly by a Sub-Advised Series, and the fee for the Sub-Adviser to that Sub-Advised Series is payable by the Adviser, the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Sub-Advised Series.  Accordingly, the Adviser and the Board analyze the fees paid to Sub-Advisers in evaluating the reasonableness of overall fee arrangements.  In conducting this analysis, the Adviser and the relevant Board consider certain information, including, but not limited to, the following:

1.              a description of the proposed sub-advisory fees;

2.              comparisons of the proposed fees to be paid by the Sub-Advised Series with fees charged by the Sub-Adviser for managing comparable accounts and comparisons of proposed investment management fees to be paid by the Sub-Advised Series with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

3.              data with respect to the projected expense ratios of the Sub-Advised Series and comparisons with other mutual funds of comparable size.

ii.                                     Minimizing Conflicts of Interest

With respect to the relief sought herein, the Applicants believe that any conflict of interest, opportunity for self-dealing or economic incentive to select a Wholly-Owned Sub-Adviser is minimized under the terms and conditions of this Application.  As noted above, no Sub-Advised Series will be responsible for compensating a Wholly-Owned Sub-Adviser.  The Adviser will receive a management fee pursuant to the Investment Management Agreement, which will be approved by the Board, including a majority of the Independent Trustees, and the shareholders of the relevant Sub-Advised Series.  The Adviser will be responsible, pursuant to the Investment Management Agreement, for paying the Wholly-Owned Sub-Adviser from the management fee it is paid by the Sub-Advised Series.

Even if an Adviser had an economic incentive, the ability to act to the detriment of the shareholders of the Sub-Advised Series is minimized because of the conditions set forth below in this Application.  Applicants assert that conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest.  A majority of the entire Board will be Independent Trustees, and Independent Trustees will have independent counsel.  For any Sub-Advised Series that uses a sub-adviser that is an “affiliated person” (as such term is defined in the 1940 Act) of the Adviser to that Sub-Advised Series, including, but not limited to, Wholly-Owned Sub-Advisers, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in sub-advisers to manage all or a portion of the assets of that Sub-Advised Series is in the best interests of the Sub-Advised Series and its shareholders.  A new Sub-Adviser would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Adviser.  If an Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Sub-Advised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Trustees, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Sub-Advised Series would remain subject to the annual review by the Board.  Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Trustees.

iii.                                 Benefits to Shareholders

Currently, in the absence of exemptive relief from Section 15(a) of the 1940 Act, when a Sub-Adviser is retained by an Adviser on behalf of a Sub-Advised Series, the shareholders of the Sub-Advised Series are required to approve the Sub-Advisory Agreement with the Sub-Adviser.

Similarly, if an existing Sub-Advisory Agreement is amended in any material respect, the approval of the change by the shareholders of the affected Sub-Advised Series is required.  Moreover, if a Sub-Advisory Agreement is “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Series would be required to approve retaining the existing Sub-Adviser.

In all the instances described above that call for shareholder approval of a new Sub-Advisory Agreement or change to an existing Sub-Advisory Agreement, a Sub-Advised Series will: call and hold a shareholder meeting; create and distribute proxy solicitation materials; and solicit votes from shareholders on behalf of the Sub-Advised Series.  In many instances, a proxy solicitor must be engaged to obtain shareholder approval of new Sub-Advisory arrangements.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Sub-Advised Series and its shareholders.

As noted above, shareholders investing in a Sub-Advised Series are effectively hiring an Adviser to manage the Sub-Advised Series’ assets by overseeing, monitoring and evaluating the Sub-Adviser or Sub-Advisers, rather than by the Adviser hiring its own employees to oversee that Sub-Advised Series.  The Applicants believe that permitting an Adviser to perform the duties for which the shareholders of a Sub-Advised Series are paying the Adviser — the selection, supervision and evaluation of Sub-Advisers, including Wholly-Owned Sub-Advisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Sub-Advised Series’ shareholders and will allow such Sub-Advised Series to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Sub-Advised Series will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and an Adviser believe that a change would benefit a Sub-Advised Series and its shareholders.  Without the requested relief, a Sub-Advised Series may, for example, be left in the hands of a Sub-Adviser that may be unable to manage the Sub-Advised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the

Sub-Adviser.  Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Series would be required to approve retaining the existing Sub-Adviser.

If the relief requested is granted, the Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act.  Moreover, the Board will consider the Investment Management Agreement and the Sub-Advisory Agreements in connection with its annual contract renewal process under Sections 15(a) and 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Sub-Adviser.

iv.                                  Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Sub-Advised Series will include all information required by Form N-1A concerning the Sub-Advisers.  If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Sub-Advised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If new Sub-Advisers are hired, the Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”):  (1) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Series, that Sub-Advised Series will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;12 and (2) the Sub-Advised Series will make the Multi-Manager Information

(12)                          A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things:  (1) summarize the relevant information regarding the new Sub-Adviser; (2) inform shareholders that the Multi-Manager Information Statement is available on a website; (3) provide the website address; (4) state the time period during which the Multi-Manager Information Statement will remain available on that website; (5) provide instructions for accessing and printing the Multi-Manager Information Statement; and (6) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Series.

A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (as defined below).  Multi-Manager Information Statements will be filed with the Commission via the EDGAR system.

Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Sub-Advised Series relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved its operations pursuant to the Multi-Manager Structure.  Additionally, the shareholders of the applicable Sub-Advised Series will approve its operation pursuant to the Multi-Manager Structure by a vote of a majority of the outstanding voting securities within the meaning of the 1940 Act.  The disclosure required by condition 2 to the Application will appear in the applicable Sub-Advised Series’ prospectus at all times following shareholder approval of the Multi-Manager Structure.

In the case of any new Sub-Advised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

B.                                    Fee Disclosure

1.                                      Regulatory Background

Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state:  (1) the aggregate amount of the investment adviser’s fee during the last year; (2) the amount that the adviser would have received had the proposed fee been in effect; and (3) the difference between (1) and (2) stated as a percent of the amount in (1).  Together, these provisions may require a Sub-Advised Series to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.  These provisions could require a Sub-Advised Series’ financial statements to disclose information concerning fees paid to Sub-Advisers.

2.                                      Requested Relief

Applicants seek relief to permit each Sub-Advised Series to disclose (as a dollar amount and a percentage of a Sub-Advised Series’ net assets):  (1) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Adviser; and (2) the aggregate fees paid to Non-Affiliated Sub-Advisers (the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b), and (c) of Regulation S-X (collectively, the “Regulatory Disclosure Requirements”).13  The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Sub-Advised Series’ net assets.  If a sub-adviser, other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, is employed to provide management services to a Sub-Advised Series, that Sub-Advised Series will provide separate disclosure of any fees paid to such sub-adviser, as required under the Regulatory Disclosure Requirements.  Further, a Sub-Advised Series may opt to provide separate disclosure of any fees paid to Wholly-Owned Sub-Advisers and Non-Affiliated Sub-Advisers that meets the Regulatory Disclosure Requirements.  In such an event, the Sub-Advised Series would not comply

(13)                          Applicants request an exemption from these sections of Regulation S-X to permit the Sub-Advised Series to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

with condition 8 to this Application that requires that an Adviser provide the Board with certain profitability information about the relevant Sub-Advised Series.  Applicants will only comply with condition 8 to the extent they rely on the relief to provide Aggregate Fee Disclosure with respect to a Sub-Advised Series.

Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate Sub-Advised Series under a Multi-Manager Structure and no Sub-Advised Series would be responsible for the payment of advisory fees to the Sub-Advisers.  As noted above, the Adviser may operate Sub-Advised Series in a manner different from a traditional investment company.  By investing in a Sub-Advised Series, shareholders are hiring the Adviser to manage the Sub-Advised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly.  The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement.  In return, the Adviser receives an advisory fee from each Sub-Advised Series.  Pursuant to an Investment Management Agreement, the Adviser will compensate the Sub-Advisers directly.  Disclosure of the individual fees that the Adviser would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Sub-Advisers.  Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Series and to enable shareholders to compare the fees to those of other comparable investment companies.  Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and, therefore, shareholders will know what the Sub-Advised Series’ fees and expenses are and will be able to compare the advisory fees a Sub-Advised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Sub-Advised Series to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser.  In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers.  Similarly, in the case of the Sub-Advised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers.  There are no policy reasons that require shareholders of the Sub-Advised Series to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.14

The requested relief would benefit shareholders of the Sub-Advised Series because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers.  The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser.  If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts.  Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount.  The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

(14)                          The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Sub-Advised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser.  In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-Advised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

C.                            Precedent

The Commission has granted relief substantially similar to the relief sought here in the following orders:  Arden Investment Series Trust, et al., Investment Company Act Release Nos. 30255 (Nov. 2, 2012) (notice) and 30283 (Nov. 28, 2012) (order); Trust for Professional Managers, et al., Investment Company Act Release Nos. (30235) (Oct. 18, 2012) (notice) and 30263 (Nov. 14, 2012) (order); Neuberger Berman Alternative Funds, et al., Investment Company Act Release Nos. 30206 (Sept. 18, 2012) (notice) and 30232 (Oct. 15, 2012) (order); Cash Account Trust, et al., Investment Company Act Release Nos. 30151 (July 25, 2012) (notice) and 30172 (Aug. 20, 2012) (order); and Capital Research and Management Company, et al., Investment Company Act Release Nos. 30150 (July 25, 2012) (notice) and 30173 (Aug. 20, 2012) (order).

VII.                          CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:15

1.              Before a Sub-Advised Series may rely on the order requested in the Application, the operation of the Sub-Advised Series pursuant to the Multi-Manager Structure, including the hiring of Wholly-Owned Sub-Advisers, will be approved by a majority of the Sub-Advised Series’ outstanding voting securities, as defined in the 1940 Act, which in the case of a Sub-Advised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, will be by the sole initial shareholder before offering the Sub-Advised Series’ shares to the public.

2.              The prospectus for each Sub-Advised Series will disclose the existence, substance and effect of any order granted pursuant to this Application.  Each Sub-Advised Series will hold itself out to the public as employing the Multi-Manager Structure described in this Application.  A Sub-Advised Series’ prospectus will prominently disclose that the

(15)                          Applicants will only comply with conditions 8 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.              The Adviser will provide general management services to a Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series’ assets.  Subject to review and approval of the Board, the Adviser will: (1) set a Sub-Advised Series’ overall investment strategies; (2) evaluate, select and recommend Sub-Advisers to manage all or a portion of a Sub-Advised Series’ assets; and (3) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Sub-Advised Series’ investment objective, policies, and restrictions.  Subject to review by the Board, the Adviser will:  (1) when appropriate, allocate and reallocate a Sub-Advised Series’ assets among multiple Sub-Advisers; and (2) monitor and evaluate the performance of Sub-Advisers.

4.              A Sub-Advised Series will not make any Ineligible Affiliated Sub-Adviser Changes without the approval of the shareholders of the applicable Sub-Advised Series.

5.              A Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6.              At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

7.              Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8.              The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Series basis.  The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

9.              Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.       Whenever a sub-adviser change is proposed for a Sub-Advised Series with an Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Sub-Advised Series and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11.       No Board Member or officer of a Sub-Advised Series or any partner, director, manager or officer of the Adviser will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except:  (1) for ownership of interests in the Adviser or any entity, that controls, is controlled by, or is under common control with the Adviser; or (2) for the ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12.       Each Sub-Advised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13.       In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

VIII.                     PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act, are included as Exhibits A-1 to A-2 to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 to B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants request that all written communications regarding this Application be directed to:

Francis J. Conroy

Vince Cuticello, Esq.

Prisma Capital Partners LP

One Penn Plaza

Suite 3515

New York, New York 10119

Copy To:

Nicole J. Macarchuk, Esq.

KKR Asset Management LLC

555 California Street

50th Floor

San Francisco, California 94104

IX.                              CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Pages Follow]

ON BEHALF OF

KKR SERIES TRUST

Date:	June 25, 2013	By:	/s/ Nicole J. Macarchuk_

Nicole J. Macarchuk

Secretary

ON BEHALF OF

PRISMA CAPITAL PARTNERS LP

Date:	June 25, 2013	By:	Prisma GP LLC, in its capacity as General

Partner of Prisma Capital Partners LP

		By:	/s/ Francis J. Conroy

Francis J. Conroy

Chief Operating Officer

EXHIBITS TO APPLICATION

A.                                    Authorization required pursuant to Rule 0-2(c)(1) under the 1940 Act

1.              KKR Series Trust

2.              Prisma Capital Partners LP

B.                                    Verifications of Signatures required pursuant to Rule 0-2(d)

1.              KKR Series Trust

2.              Prisma Capital Partners LP

EXHIBIT A-1

SECRETARY’S CERTIFICATE

I, Nicole J. Macarchuk, do hereby certify that I am the duly elected and qualified Secretary of KKR Series Trust (the “Trust”) that has executed the application for an order of the Securities and Exchange Commission pursuant to Section 15(a) of the Investment Company Act of 1940 (“1940 Act”) and Rule 18f-2 thereunder, as well as certain disclosure requirements under various 1940 Act rules and forms, and that the following is a true and correct copy of the resolutions that were duly adopted by unanimous written consent of the Board of Trustees in lieu of a meeting on February 13, 2013 and that said resolutions are in full force and effect as of the date hereof and have not been rescinded, amended or modified:

RESOLVED, that the Trust, be, and hereby is, authorized and directed to join in the application for exemptive relief (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”), from the provisions of Section 15(a) of the Investment Company Act of 1940 (“1940 Act”) and Rule 18f-2 thereunder, as well as certain disclosure requirements under various 1940 Act rules and forms, and to execute and cause to be filed the Application, and any amendments thereto, with the Commission; and further

RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized, with the assistance of counsel, to take any and all such actions they determine, in their discretion, to be necessary or desirable to carry out the purpose of the foregoing resolution, and to execute and deliver all such documents in the name of, and on behalf of, the Trust, as in their judgment shall be necessary to accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have set my hand this 25th day of June, 2013.

By:	/s/ Nicole J. Macarchuk_

Nicole J. Macarchuk

Secretary

EXHIBIT A-2

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, the undersigned, being duly sworn, deposes and says that he has duly executed this Application for and on behalf of Prisma Capital Partners LP in his capacity as Chief Operating Officer of Prisma GP LLC, the General Partner of Prisma Capital Partners LP; that he is authorized to execute this Application pursuant to the terms of an operating agreement or management agreement; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file this Application have been taken.

PRISMA CAPITAL PARTNERS LP

By:	Prisma GP LLC, its General Partner

By:	/s/ Francis J. Conroy_

Francis J. Conroy

Chief Operating Officer

EXHIBIT B-1

VERIFICATION

Application pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”)

for an order of the Commission

The undersigned states that she has duly executed this Application for and on behalf of KKR Series Trust (the “Trust”), that she is the Secretary of the Trust, and that all action by shareholders and the Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Nicole J. Macarchuk_

Nicole J. Macarchuk

Secretary

EXHIBIT B-2

VERIFICATION

Application pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”)

for an order of the Commission

The undersigned states that he has duly executed the foregoing Application for and on behalf of Prisma Capital Partners LP in his capacity as Chief Operating Officer of Prisma GP LLC, the General Partner of Prisma Capital Partners LP, that he is authorized to execute this sworn statement of Prisma Capital Partners LP and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	Prisma GP LLC, in its capacity as General

Partner of Prisma Capital Partners LP

	By:	/s/ Francis J. Conroy

Francis J. Conroy

Chief Operating Officer